Jufeel International Group

85 Jinshui East Road 19/F, Tower 3, Yabao

Zhengzhou, Henan Province, PRC

May 13, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Jufeel International Group Withdrawal of Registration Statement on Form S-1 File No. 333-229777

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Jufeel International Group, a Wyoming corporation (the “Registrant”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Registrant’s Registration Statement on Form S-1 (File No. 333-229777) together with all exhibits and amendments thereto (collectively, the “Registration Statement”) initially filed with the Commission on February 21, 2019 and declared effective by the Commission on March 29, 2019.

The Registrant is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Based on the foregoing, the Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Registrant proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Should you have any questions regarding this request, please do not hesitate to contact counsel to the Registrant, Mitchell L. Lampert of Robinson & Cole LLP at (203) 462-7559.

Sincerely, Jufeel International Group

By:	/s/ Rongxuan Zhang
Name: Rongxuan Zhang
Title: President & Chief Executive Officer

cc:

Mitchell L. Lampert, Robinson & Cole LLP